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                             May 24, 2024

       Kevin Cox
       Chief Executive Officer
       Energys Group Limited
       Franklyn House, Daux Road
       Billingshurst, West Sussex
       RH149SJ
       United Kingdom

                                                        Re: Energys Group
Limited
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed May 10, 2024
                                                            File No. 333-275956

       Dear Kevin Cox:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 26, 2024 letter.

       Amendment No. 5 to Form F-1 filed May 10, 2024

       General

   1. We note your response to prior comment 1. First, please tell us when the shares previously held by Majestic Dragon
Investment Co., Limited were contributed to Bright Forever
                                                        Investments Limited and
the consideration paid. Second, we note that at least one of the selling shareholders
obtained their shares from the company's controlling shareholder,
                                                        Moonglade Investment
Limited, instead of directly from the company. Please tell us how
                                                        Majestic Dragon and
Bright Forever, as applicable, came to learn of the controlling shareholder's desire to
transfer, sell, or dispose of the shares, and how Moonglade decided when to make those
sales.
 Kevin Cox
Energys Group Limited
May 24, 2024
Page 2
Dividends and Dividend Policy, page 37

2. Please revise to include disclosure of the non-cumulative dividend right and whether the company anticipates making such payments. We note that your statement that you do not intend to pay dividends on page 37 only applies to ordinary shares.
Exhibits

3. We note your increased primary offering size. Please refile all exhibits revised due to the increased offering size, including the underwriting agreement, legal opinion, and filing fee table.
4. We note your disclosure on page 55 regarding a second credit facility with DBS Bank
      (Hong Kong) Limited entered into in August 2023. Please provide the credit agreement as an exhibit to your registration statement, or tell us why it is not a material agreement.
Alternate Pages for Resale Prospectus
The Selling Shareholders, page Alt-2

5. Please disclose the person(s) with dispositive voting control for the shares held by Bright
      Forever Investments Limited and, as described in your response letter to prior comment 1, when the transfer from Majestic Dragon Investment Co., Limited occurred.
       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameKevin Cox
                                                            Division of
Corporation Finance
Comapany NameEnergys Group Limited
                                                            Office of Real
Estate & Construction
May 24, 2024 Page 2
cc:       Celia Velletri
FirstName LastName